MEMC Electronic Materials, Inc.

501 Pearl Drive

St. Peters, MO 63376

May 4, 2009

Jay Webb

Reviewing Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MEMC Electronic Materials, Inc.

Form 10-K for the year ended December 31, 2008

Filed February 27, 2009

File No. 001-13828

Dear Mr. Webb:

In connection with the response dated April 15, 2009 of MEMC Electronic Materials, Inc. (the “Company”) to the staff comment letter regarding the above referenced Form 10-K, the Company hereby acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MEMC Electronic Materials, Inc.

/s/ Kenneth H. Hannah
Name: Kenneth H. Hannah
Title: Senior Vice President and Chief Financial Officer